UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview and Operating and Financial Review for the nine months ended September 30, 2016 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the nine months ended September 30, 2016.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

101	The following financial information of Golar LNG Limited formatted in Extensible Business Reporting Language (XBRL):
i. Unaudited Consolidated Statements of Income for the nine months ended September 30, 2016 and 2015;
ii. Unaudited Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2016 and 2015;
iii. Unaudited Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015;
iv. Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015;
v. Unaudited Consolidated Statements of Changes in Equity for the nine months ended September 30, 2016 and 2015; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: January 20, 2017	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions or our joint ventures on acceptable terms or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•
the failure of West Africa Gas Limited, or WAGL, to commence its time charter for the Golar Tundra or any action by our affiliate Golar LNG Partners LP, or Golar Partners or the Partnership, to exercise its related put option;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners, or our joint venture Golar Power Limited, or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or our joint venture OneLNG S.A;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or GoFLNG, and our joint ventures;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power and OneLNG to meet our obligations under each of the respective shareholders' agreements;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F/A.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2016 and 2015. Unless otherwise indicated, references to the “Company,” “Golar,” “we,” “us” and “our” refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to “Golar Power” refer to our joint venture Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to “OneLNGSM” refer to our joint venture OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F/A for the year ended December 31, 2015, which was filed with the Commission on November 10, 2016.

Overview

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs, and the development of LNG projects, such as FLNGs, through our subsidiaries, affiliates and joint ventures.

As of January 20, 2017, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 26 vessels, comprised of seven FSRUs and 19 LNG carriers. Of these vessels, seven (including the Golar Tundra)(1) of the FSRUs and four of the LNG carriers (including the Golar Grand)(2) are owned by Golar Partners and are mostly on long-term time charters. We own 100% of the general partner units and approximately 32% of the limited partner units in Golar Partners. Three of our vessels are undergoing or being contemplated for conversion into FLNGs, including the Hilli (with target completion during the first half of 2017), the Gimi and the Gandria. Eight of our LNG carriers are participating in the LNG carrier pool, referred to as the Cool Pool. In addition, our affiliate Golar Power has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the fourth quarter of 2017.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint ventures’ LNG operations.

(1) For accounting purposes, by virtue of the put option contained in the Golar Tundra Sale agreements, we will continue to consolidate the entities that own and lease the Golar Tundra until her charter with WAGL commences.
(2) Under the Option Agreement executed in connection with the disposal of the Golar Grand to Golar Partners in 2012, we are obligated to charter back the vessel from Golar Partners until October 2017.

Recent Developments

Since October 1, 2016, the significant developments that have occurred are as follows:

Restatement of comparative period for the nine months ended September 30, 2015

As further described in note 35 to the consolidated financial statements in our recently filed annual report on form 20-F/A for the year ended December 31, 2015, as filed on November 10, 2016, we restated our consolidated financial statements to account for the various investments in Golar Partners since the deconsolidation date of December 13, 2012, as equity accounted for investments. The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity. Accordingly, the comparative for the nine month period ended September 30, 2015, has also been restated within these interim financial statements.
These interim financial statements should be read in conjunction with the Company's restated audited financial statements for the year ended December 31, 2015 included in the Form 20-F/A.

Joint ventures

Golar Power

In October 2016, Golar Power approved taking a Final Investment Decision, or FID, on the Sergipe project, thereby enabling Centrals Electricas de Sergipe S.A., or CELSE, to enter into a lump-sum turn key EPC agreement with General Electric to build, maintain and operate a combined cycle, gas fired, power plant with installed capacity of 1,515.6 megawatts located in the State of Sergipe in Brazil. The contract provides for the payment of a fixed sum for delivery by the contractor, which lays financial risk with the contractor. The scope of the work includes bringing the power plant to operational status. In November 2016, CELSE signed a long-term LNG sale and purchase agreement with Ocean LNG Limited for the supply of 1.3 million tons per annum of LNG to CELSE, on an Ex-Ship basis starting in 2020. Ocean LNG Limited is a joint venture company owned by an affiliate of Qatar Petroleum and an affiliate of ExxonMobil. CELSE will use the LNG to feed the Sergipe project. In addition, Golar Power has also recently increased its ownership in the Sergipe project from 25% to 50% by acquiring additional interests in CELSE.

Fortuna Project

In November 2016, OneLNG S.A. and Ophir Holdings & Ventures Ltd., or Ophir, signed a shareholders' agreement to establish a joint operating company, or JOC, to develop a 2.6 trillion cubic feet gas concession offshore Equatorial Guinea. Pursuant to the terms of the Shareholders’ Agreement, OneLNG S.A. and Ophir will acquire 66.2% and 33.8%, respectively, of the shares in the JOC, and each party will have economic interests in the JOC generally consistent with their equity interests. The effectiveness of the Shareholders’ Agreement and the issuance of the shares is subject to certain conditions precedent, including agreement of final project terms and documentation, execution of documentation for approximately $1.2 billion of project debt financing with respect to the conversion of the Gandria to an FLNG, approval by the government of Equatorial Guinea, and final investment decision by each of OneLNG S.A. and Ophir. In connection with the formation of the JOC, we will contribute the Gandria for conversion to an FLNG and certain intellectual property and Ophir will contribute Ophir’s share of Equatorial Guinea’s Block R license, projected to be equivalent to approximately 2.2-2.5 million tons per annum of LNG production over 15-20 years. As well as owning the Gandria FLNG and the Block R license, the JOC will facilitate the financing, construction, development and operation of both the upstream and midstream components of this integrated project, which is expected to cost $2 billion to reach first gas. First gas is expected to be produced from the gas concession during the first half of 2020. Control and management of the JOC will be jointly shared in accordance with the terms of the Shareholders’ Agreement.

Financings

In October 2016, we drew down an additional $50 million in connection with the GoFLNG Hilli facility entered into in September 2015. To date we have drawn down $250 million under this facility.

In November 2016, after certain conditions precedent were satisfied by the Company, the letter of credit required in accordance with the signed Perenco Tolling Agreement was re-issued and will now expire on December 31, 2017. The letter of credit will automatically extend, on an annual basis, until the tenth anniversary of the acceptance date of the Hilli by the charterer, unless the bank should exercise its option to exit from this arrangement prior to the annual renewal date.

In November 2016, we closed a registered offering of 7,475,000 shares of our common stock. This raised proceeds, net of the underwriters discount and offering fees, of approximately $170 million.

In November 2016, we received a commitment from Citibank N.A. to finance up to $150.0 million of the amounts outstanding under the March 2017 maturing convertible bond through a new term loan credit facility. This facility should have a term of three years, an interest rate of LIBOR plus 3.95% and be secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The facility will be available for a single drawdown up to the maturity date of the convertible bond. The facility remains subject to execution of operative documents, including the credit agreement, and security documents, each of which will include conditions, representations and warranties, covenants (including financial covenants and loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature.

Dividends

In November 2016, we declared a dividend of $0.05 per share in respect of the quarter ended September 30, 2016 to holders of record on December 14, 2016, which was paid on January 6, 2017.

Exchange of Incentive Distribution Rights

In October 2016, we entered into an agreement with Golar Partners to exchange all of the existing incentive distribution rights, or Old IDRs, for the issuance of (i) a new class of incentive distributions rights, or New IDRs, an aggregate of 2,994,364 common units and 61,109 general partner units on the closing date of the exchange and; (ii) an aggregate of up to 748,592 additional common units and up to 15,278 general partner units, or Earn-Out Units, that may be issued subject to certain conditions. The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the transaction. The number of Earn-Out Units that will be issued is dependent on the distributions made by Golar Partners for the quarters ending December 31, 2016 through to September 30, 2018. The new IDRs provide for distribution "splits" between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels before distributions are payable with respect to the New IDRs, including an increase of the minimum quarterly distributions from $0.3850 to $0.5775 per common unit, effective with respect to the distribution for the quarter ended December 31, 2016.

The following table compares the target distribution levels and distribution splits between the General Partner and the holders of common units under the Old IDRs and under the New IDRs:

	Old IDRs (Cancelled)				New IDRs
	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions			Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner	IDR Holders		Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7219
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7219 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

Other

In November 2016, our Board authorized the issuance of an aggregate of 1,499,650 options to purchase common shares to all employees of the Company and its subsidiaries under the Company's existing share option scheme. The issued options have a strike price of $23.50 per share, which is consistent with the public sale price of the Company's common shares in the offering in November 2016. The strike price will be adjusted for each time the Company pays dividends. One third of recipients' allotted options will vest on November 15, 2017, the second third will vest one year later and the final third will vest on November 15, 2019. The option period is five years.

Operating and Financial Review

Nine Month Period Ended September 30, 2016 Compared with the Nine Month Period Ended September 30, 2015

Vessels operations segment

	Nine months ended September 30,
(in thousands of $, except average daily TCE)	2016	2015	Change	% Change
		Restated
Operating revenues (including revenue from collaborative arrangement)	57,194	79,680	(22,486)	(28)%
Vessel operating expenses	(41,739)	(42,857)	1,118	(3)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(34,930)	(57,515)	22,585	(39)%
Administrative expenses	(28,841)	(20,100)	(8,741)	43%
Depreciation and amortization	(56,146)	(54,191)	(1,955)	4%
Impairment of long-term assets	(1,706)	—	(1,706)	100%
Gain on disposals to Golar Partners	—	103,539	(103,539)	(100)%
Loss on disposal of vessel held-for-sale	—	(5,824)	5,824	(100)%
Loss on disposal of Golar Power	(12,184)	—	(12,184)	100%
Impairment of vessel held-for-sale	—	(1,032)	1,032	(100)%
Interest income	1,527	4,786	(3,259)	(68)%
Interest expense	(34,917)	(51,622)	16,705	(32)%
Other financial items, net	(33,579)	(91,561)	57,982	(63)%
Income taxes	1,039	2,563	(1,524)	(59)%
Equity in net earnings of affiliates	10,118	42,140	(32,022)	(76)%
Net loss	(174,164)	(91,994)	(82,170)	89%
Net income attributable to non-controlling interests	(18,775)	(8,138)	(10,637)	131%
Net loss attributable to Golar LNG Ltd	(192,939)	(100,132)	(92,807)	93%
Average Daily TCE (1) (to the closest $100)	9,900	16,200	(6,300)	(39)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues decreased by $22.5 million to $57.2 million for the nine months ended September 30, 2016 compared to $79.7 million for the same period in 2015. This was principally due to:

•
a decrease of $4.4 million in revenue from the Golar Arctic as she was mostly off-hire during the first quarter of 2016 prior to the commencement of her two year floating storage unit charter on March 23, 2016 with New Fortress Energy in Jamaica;

•	a decrease of $1.4 million from the Golar Eskimo relating to revenue earned prior to her disposal to Golar Partners in January 2015;

•	a decrease of $16.4 million in revenue from the Golar Crystal and Golar Frost following the conclusion of their charters with Nigeria LNG in March 2016 and their subsequent entry into the Cool Pool;

•	a decrease of $6.7 million in revenue from the Golar Celsius and Golar Penguin following their disposals to Golar Power on July 6, 2016;

•	a decrease of $1.3 million from the Golar Grand relating to revenue earned prior to her being placed into cold lay-up in December 2015; and

•
a decrease of $0.8 million in management fee income to $8.9 million from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to $9.7 million for the same period in 2015.

This was partially offset by a net increase in revenue of $8.4 million in respect of six of our vessels (excluding the Golar Crystal and the Golar Frost) currently operating in the Cool Pool (i.e. Golar Bear, Golar Glacier, Golar Ice, Golar Kelvin, Golar Seal and Golar Snow) due to the overall increase in utilization for these vessels in the period.

In relation to the Golar Tundra, no revenue has been recognized with respect to the West Africa Gas Limited (“WAGL”) time charter for the nine months ended September 30, 2016 due the Golar Tundra not yet being accepted by WAGL as a result of delays in the Ghana LNG Project. We commenced arbitration proceedings against WAGL in October 2016 in order to collect amounts due under the charter. Golar and WAGL continue to engage in dialogue and on November 29, 2016, the first payment of $1.0 million from WAGL's parent guarantor for amounts due under the charter was received by the disponent owner and operator of the Golar Tundra ("Tundra Corp”), for the benefit of Golar, pursuant to the agreement entered into between Golar and Golar Partners.

Vessel operating expenses: Vessel operating expenses decreased by $1.1 million to $41.7 million for the nine months ended September 30, 2016, compared to $42.9 million for the same period in 2015. This was principally due to:

•
a decrease of $2.5 million in management fee costs due to our bringing in-house the technical operations of Golar Management Norway AS in connection with our acquisition of the remaining 40% interest in it in September 2015;

•	a decrease of $2.0 million in operating costs in relation to the Golar Celsius and Golar Penguin following their disposals to Golar Power on July 6, 2016;

•	a decrease of $0.4 million from the Golar Eskimo in connection with her disposal to Golar Partners in January 2015; and

•	lower operating costs from our vessels in lay-up, namely the Hilli, the Gimi, the Gandria and the Golar Viking.

This was partially offset by an additional $4.2 million of operating costs in relation to the Golar Tundra, which was delivered in November 2015.

As a result of lower revenue and lower voyage expenses incurred by most of our vessels within the period, we had a lower daily time charter equivalent, or TCE, for the nine months ended September 30, 2016 of $9,900 compared to $16,200 for the same period in 2015. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $22.6 million to $34.9 million for the nine months ended September 30, 2016 compared to $57.5 million for the same period in 2015 was primarily due to:

•
a decrease of $13.8 million in charterhire expense relating to the charter-back of the Golar Eskimo from Golar Partners. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015, with the arrangement ending at the end of June 2015. No comparable charterhire expense was therefore recognized in 2016; and

•
a decrease of $10.5 million in charterhire expense relating to the charter-back of the Golar Grand from Golar Partners. The charter-back arrangement was pursuant to Golar Partners' exercise of its option in February 2015 under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. For the nine months ended September 30, 2015, these costs included $8.8 million of incremental liability arising from the re-measurement of Golar's guarantee obligation to Golar Partners. In addition, pursuant to entry of the Golar Grand into lay-up in December 2015, the daily charterhire rate was lowered to account for operating expense savings.

This was partially offset by an additional $1.3 million of voyage expense in relation to the Golar Tundra, which was delivered in November 2015.

Administrative expenses: Administrative expenses increased by $8.7 million to $28.8 million for the nine months ended September 30, 2016 compared to $20.1 million for the same period in 2015. This was primarily due to (i) an increase in salaries and benefits of $6.1 million mainly as a result of an increase in headcount in connection with the bringing in-house of the technical operations of Golar Wilhelmsen (renamed Golar Management Norway AS) in September 2015; (ii) an increase in professional fees of $1.8 million mainly as a result of increased work performed around business expansion activities; and (iii) an increase in legal and consultancy fees largely attributable to the general effect of expansion of our fleet and thus commercial activity and increase in business development activity.

Depreciation and amortization: Depreciation and amortization increased by $2.0 million to $56.1 million for the nine months ended September 30, 2016 compared to $54.2 million for the same period in 2015. This was primarily due to:

•	$0.9 million of additional depreciation expense arising from our newbuildings delivered in the first quarter of 2015 (i.e. Golar Ice, Golar Kelvin and Golar Snow);

•
$2.9 million of additional depreciation expense arising from the Golar Viking, which was sold on January 20, 2015 but subsequently reacquired on December 4, 2015, resulting in a full nine months' depreciation charge in 2016; and

•	$0.6 million of additional depreciation expense arising on all other vessels as a result of the 2016 period having one extra day in comparison to the same period in 2015.

This was partially offset by lower depreciation of $1.2 million each for the Golar Celsius and Golar Penguin, as these vessels were sold to Golar Power on July 6, 2016.

Impairment of long-term assets: During the nine months ended September 30, 2016, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other long-term assets" due to the uncertainty of its future usage. There was no comparable charge for the same period in 2015.

Gain on disposals to Golar Partners (restated): In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and recognized a provisional gain on disposal of $103.5 million. The gain was finalized in the quarter ended December 31, 2015, resulting in an adjusted gain of $102.4 million. The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million.

Loss on disposal of vessel held-for-sale: In February 2015, we sold the LNG carrier, Golar Viking, to PT Perusahaan Pelayaran Equinox, or Equinox, at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. There was no comparable transaction in 2016.

Loss on disposal of Golar Power: On July 6, 2016 we closed the disposal of a 50% ownership interest in Golar Power, the entity that owns and operates Golar Penguin, Golar Celsius, newbuild FSRU 8 and LNG Power Limited. On the same date, we calculated a loss on loss of control of Golar Power of $12.2 million, which is based on estimates and thus subject to change, including finalization of certain post-closing adjustments relating to working capital.

Impairment of vessel held-for-sale: In April 2015, we acquired the LNG vessel, LNG Abuja, for $20.0 million. In July 2015, she was sold to a third party for $19.0 million. Accordingly, for the period ended September 30, 2015, the vessel was classified as held-for-sale and we recognized an impairment loss of $1.0 million.

Interest income: Interest income decreased by $3.3 million to $1.5 million for the nine months ended September 30, 2016 compared to $4.8 million for the same period in 2015. The decrease was primarily due to:

•
the higher interest income recognized in 2015 arising from the $220 million Eskimo vendor loan provided to Golar Partners in January 2015 to partly finance its acquisition of the Golar Eskimo. The Eskimo vendor loan was repaid in full in November 2015, thus there is no comparable interest income in 2016 (see note 17 of our Unaudited Condensed Consolidated Financial Statements contained herein); and

•
the interest income earned on the loan facilities granted to Equinox in connection with their acquisition of the LNG carrier, Golar Viking, in February 2015. Following the impairment of the loan receivables in the third quarter of 2015, we ceased recognition of interest income. There was no comparable interest income in 2016.

Interest expense: Interest expense decreased by $16.7 million to $34.9 million for the nine months ended September 30, 2016 compared to $51.6 million for the same period in 2015 and is primarily due to higher capitalized interest of borrowing costs recognized in 2016 in respect of the Hilli FLNG conversion (see note 2 of our Unaudited Condensed Consolidated Financial Statements contained herein). This is partially offset by (i) higher interest expense arising on the loan facilities of the ICBC Finance Leasing Co. Ltd or ICBC lessor variable interest entities; and (ii) additional interest on new financing facilities in connection with the Golar Tundra, Golar Seal and Golar Viking.

Other financial items: Other financial items decreased by $58.0 million to a loss of $33.6 million for the nine months ended September 30, 2016 compared to a loss of $91.6 million for the same period in 2015. The movement was primarily due to:

Net realized and unrealized losses on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps decreased to a loss of $26.9 million for the nine months ended September 30, 2016 from a loss of $41.1 million for the same period in 2015, as set forth in the table below:

	Nine months ended September 30,
(in thousands of $)	2016	2015	Change	% Change
Mark-to-market adjustment for interest rate swap derivatives	(18,699)	(28,917)	10,218	(35)%
Interest expense on undesignated interest rate swaps	(8,165)	(12,162)	3,997	(33)%
	(26,864)	(41,079)	14,215	(35)%

As of September 30, 2016, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The decrease in mark-to-market losses from our interest rate swaps is due to the increase in long-term swap rates for the nine months ended September 30, 2016.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA in connection with a share buy back scheme. The facility has been subsequently extended to March 2017. The equity swap derivatives mark-to-market adjustment resulted in a net gain of $19.9 million recognized in the nine months ended September 30, 2016 compared to a net loss of $32.3 million for the same period in 2015. The gain in 2016, from a loss in 2015, is a reflection of the improvement in the company's share price during 2016.

Impairment loss on loan receivable: Given the announcement of a negative final investment decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan previously granted by Golar and accrued interest receivables from the Douglas Channel LNG Assets Partnership, or DCLAP, and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, during the nine months ended September 30, 2016, we recognized an impairment charge of $7.6 million. For the nine months ended September 30, 2015 we recognized a $15.0 million impairment loss on the loan receivable due from Equinox entered into in connection with the disposal of the vessel, the Golar Viking, in February 2015.

Amortization of deferred financing costs and debt guarantee: The amortization of deferred financing costs of $18.6 million for the nine months ended September 30, 2016 increased by $17.3 million compared to the same period in 2015. This is primarily due to (i) the amortization of the deferred financing charges from our consolidated Lessor VIEs (as defined below); (ii) an out of period adjustment arising from the amortization of deferred financing costs (see note 2 of our Unaudited Condensed Consolidated Financial Statements contained herein) and (iii) the prior nine months ended September 30, 2015 included the release of our debt guarantee provision of $2.2 million pursuant to the refinancing of certain debt facilities in Golar Partners for which we had previously provided a guarantee.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	Nine months ended September 30,
(in thousands of $)	2016	2015	Change	% Change
		Restated
Share of net earnings in Golar Partners	12,756	9,389	3,367	36%
Share of net loss in Golar Power	(2,679)	—	(2,679)	100%
Net gain on disposal of investments in Golar Partners	—	32,580	(32,580)	(100)%
Share of net earnings in other affiliates	41	171	(130)	(76)%
	10,118	42,140	(32,022)	(76)%

Our share of net earnings in Golar Partners is partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation in 2012.

The $2.7 million share of the net loss in Golar Power for the nine months ended September 30, 2016 is as a result of our 50% share in the joint venture company, Golar Power, which we have accounted for under the equity method with effect from July 6, 2016.

The net gain on disposal of investments in Golar Partners of $32.6 million relates to the disposal of 7.2 million common units in Golar Partners in January 2015.

Net income attributable to Golar LNG Ltd: As a result of the foregoing, we recognized a net loss of $192.9 million and a net loss of $100.1 million for the nine months ended September 30, 2016 and 2015, respectively.

Net income attributable to non-controlling interests: During 2016, we were party to sale and leaseback arrangements for six vessels (2015: five) with subsidiaries of Chinese financial institutions. Each of these lessor entities are wholly-owned, newly formed special purpose vehicles, or SPVs. We have determined that the lessor entities, that own the vessels, are variable interest entities. We refer to these as VIEs or the Lessor VIEs. While we do not hold any equity investments in these Lessor VIEs, we are the primary beneficiary. Accordingly, these Lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective VIEs are included in non-controlling interests in our consolidated results.

LNG trading segment

	Nine months ended September 30,
(in thousands of $)	2016	2015	Change	% Change
Other operating gains and losses	16	—	16	100%
Net income	16	—	16	100%

During the nine months ended September 30, 2016, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired from a third party and subsequently sold on a delivered basis to New Fortress Energy in March 2016 when the Golar Arctic was repositioning to Jamaica in preparation for her charter as a floating storage unit with New Fortress Energy. There was no LNG trading activity for the nine months ended September 30, 2015.

FLNG segment

	Nine months ended September 30,
(in thousands of $)	2016	2015	Change	% Change
Administrative expenses	(2,232)	(3,405)	1,173	(34)%
Net loss	(2,232)	(3,405)	1,173	(34)%

The net loss for FLNG for the nine months ended September 30, 2016 and 2015 amounted to $2.2 million and $3.4 million, respectively. This relates to FLNG project related expenses comprising of legal, professional and consultancy costs.

FLNG conversion

In September 2014, the Hilli was delivered to Keppel Shipyard Management ("Keppel") in Singapore for commencement of her FLNG conversion. The total estimated conversion, vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As of September 30, 2016, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $694.7 million.

The total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. As of September 30, 2016, we have made $31.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG. The Gimi conversion contract provides us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire on December 30, 2017. The Gandria contract has been recently renegotiated in anticipation of the Fortuna Project taking FID during the first half of 2017.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements (which includes our maturing convertible bonds), investments in Golar Power and OneLNG and conversion project related commitments due within the next 12 months. The short-term outlook in the LNG shipping market has improved over the last few months. Whilst certain challenges remain, as anticipated the second half of 2016 started showing signs of recovery with a general improvement in utilization and hire rates. Such improvement is forecast to continue and we expect to see it gather momentum throughout 2017. However, the extent and the pace of the recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of all the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our eight vessels in the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months is $38.0 million, based on our historical average operating costs. However, we have limited working capital requirements for the Hilli, which is currently undergoing conversion to a FLNG vessel, as progress payments are funded by the GoFLNG Hilli facility. Additionally, we require a small amount of working capital for our four vessels that are currently in lay-up.

As of the current date, we have a fleet of 15 vessels (including the Golar Grand, which we are obligated to charter back from Golar Partners until October 2017, and the Golar Tundra, which was sold to Golar Partners in May 2016 but we are required to consolidate until she commences service under the WAGL charter). This excludes the two vessels, the Golar Penguin and the Golar Celsius, as they form part of the Golar Power fleet. Of our fleet, one vessel is on a medium-term charter, one vessel has recently completed minor modifications in contemplation of the commencement of a long-term charter, eight vessels are operating in the spot market (via the Cool Pool), one vessel is currently undergoing conversion into a FLNG, and four vessels are in lay-up.

Whilst we completed the dropdown of the Golar Tundra in May 2016 to Golar Partners, by virtue of the put option in the side agreement to the sale and purchase agreement with Golar Partners, in the event the WAGL charter does not commence by May 2017, or no satisfactory mitigating arrangement is agreed, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price agreed and paid of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments prevailing at the time of dropdown. The Golar Tundra was expected to commence operations in Ghana pursuant to the WAGL charter to serve the related LNG project in the second quarter of 2016. However, as of the current date, due to delays in that LNG project, WAGL has not been able to accept the vessel. We have, however, been informed by WAGL that they have received Parliamentary approval for its Gas Sales Agreement with the Government of Ghana, the lack of which had been the major impediment to progress of the project. However, at this time, we are unable to predict when or if the Golar Tundra will commence operations under its time charter with WAGL. We are preserving our legal rights under the charter agreement but are continuing commercial discussions with WAGL for a satisfactory resolution. Whilst Golar Partners has the ability to require that Golar repurchase the Golar Tundra, the ongoing commercial discussions with WAGL are currently expected to result in the option date for the repurchase of the Golar Tundra by Golar to be extended and therefore we do not expect to have to return the $107 million of funds received from Golar Partners with regard the drop down of the Golar Tundra.

As of September 30, 2016, we had cash and cash equivalents (including restricted cash and short-term receivables) of $607.8 million, of which $469.8 million is restricted cash and short-term receivable balances. Included within restricted cash is $266.1 million in respect of the issuance of the letter of credit to our FLNG project partners, an aggregate of $83.5 million cash collateral relating to requirements under our total return and interest rate swaps, and the balance which mainly relates to the cash belonging to our Lessor VIEs that we are required to consolidate under U.S. GAAP.

Since September 30, 2016, significant transactions impacting our cash flows include:

Receipts:

•
the receipt of $15.1 million in November 2016, in respect of cash distributions for the quarter ended September 30, 2016 from Golar Partners in relation to our interests in its common and general partner units, subordinated units and incentive distribution rights, or IDRs, held at the relevant record date;

•	the receipt of net proceeds of $170.4 million in November 2016 on closing of the registered offering of 7.5 million of our common shares; and

•
the receipt of $34.8 million in November 2016 in respect of monies released from cash restricted in connection with a guarantee given by us under our agreements with Perenco Cameroon, Societe Nationale de Hydrocarbures and the Republic of Cameroon relating to a floating LNG export project offshore Kribi, Cameroon that is expected to employ the converted Hilli (the “Cameroon FLNG Guarantee”). Thus after the release, the restricted cash that is remaining to collateralize the Cameroon FLNG Guarantee is $231.3 million.

Payments:

•
payments for our FLNG conversions are made in installments in accordance with our contract with Keppel. By virtue of the FLNG Hilli pre-delivery facility we executed in September 2015, we are generally able to time our drawdown on this facility with payments made, resulting in a cash neutral effect. Since October 1, 2016, we have received an additional $50 million under the FLNG Hilli pre-delivery facility;

•	aggregate payments of $30.3 million in the period to December 31, 2016, relating to the buy back of a portion of our convertible bonds which are due to mature in March 2017 (see below); and

•	the payment of $5.0 million in cash distributions to our shareholders in January 2017, in respect of the quarter ended September 30, 2016; and

In relation to our convertible bonds, which are due to mature in March 2017, we intend to fund their settlement (to date we have repurchased bonds to the value of $30.3 million)with proceeds from both (i) our recent equity offering which closed in November 2016, raising net proceeds of $170.4 million; and (ii) the remainder is expected to come from the proceeds of a new term loan credit facility of up to $150 million with Citibank N.A. Whilst a written commitment was received in November 2016, this is subject to execution of operative documents considered customary for such a facility. For additional detail refer to “Recent Developments - Financings”. As of September 30, 2016, the debt outstanding in respect of our convertible bonds was $247.6 million.

To satisfy our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of one or more of our newbuildings. However, given the challenging market conditions, albeit signs of an anticipated recovery have been observed, timing of these refinancings remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Seal in March 2016, in connection with which we raised an additional $48.7 million in additional cash. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity, as demonstrated by our recent equity offering in November 2016.

Furthermore, with respect to our recently formed Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million being required on financial close of the project financing for the power plant, which is expected to occur by December 31, 2017.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions may include intellectual property amongst other items. As further described in “Recent developments - Fortuna Project”, OneLNG and Ophir have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the first half of 2017. Accordingly, we anticipate in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing of $1.2 billion and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. To fund our 51% share of the equity contribution into OneLNG in the 2017 to 2020 period, we are currently exploring a number of financing options, which may include debt or equity offerings. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our new joint ventures, Golar Power and OneLNG, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters, and potential further sales of our holdings in the common units of Golar Partners, including those issuances arising from the IDR reset transaction in October 2016, subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

In connection with the conversion of the Hilli to a FLNG, we entered into the GoFLNG Hilli facility in September 2015. The GoFLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-delivery sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion. The second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate of $960 million. We expect that all remaining conversion and commissioning costs for the Hilli will be satisfied by this debt facility, but additional costs may arise. To date we have drawn down $250 million under the pre-delivery facility. As of September 30, 2016, the outstanding capital commitments in relation to the Hilli conversion was $487.5 million.

We have also executed FLNG conversion contracts for both the Gimi and the Gandria. As of the current date, we have not executed notices to proceed for either vessel. As of September 30, 2016, we have made $31.0 million of advances in relation to the conversion of the Gimi, but none for the Gandria. The Gimi conversion contract provides us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire on December 30, 2017. The Gandria contract has recently been renegotiated in anticipation of the Fortuna Project taking final investment decision during the first half of 2017. In view of the prevailing uncertainty in the energy markets and the delay in the timing of the final investment decision of Ophir's Fortuna project to the first half of 2017, we do not intend to accelerate the conversion of either vessel before satisfactory financing and/or firm client contracts are in place.

Borrowing activities

For the three months ended September 30, 2016, we have entered into the following new debt facilities or had the following significant movements in existing facilities:

Hilli Pre-delivery facility

During the three months ended September 30, 2016, we drew down an additional $50 million under the debt facility such that as of September 30, 2016, the balance outstanding was $200 million. For additional details on the facility, refer to the 20-F/A for the year ended December 31, 2015.

Security, Debt and Lease Restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. In addition, under certain of our financing agreements, we have provided security in the form of general assignments covering insurances and earnings, account charges, charters and related stock pledges. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar Partners' loan and lease agreements.

13

In addition to mortgage security, we have also pledged 13.0 million of our holdings in the common units of Golar Partners against our convertible bonds.

Cash Flow

	Nine months ended September 30,
(in thousands of $)	2016	2015	Change	% Change
Net cash used in operating activities	(47,062)	(91,564)	44,502	(49)%
Net cash provided by (used in) investing activities	56,547	(143,144)	199,691	(140)%
Net cash provided by financing activities	23,184	266,140	(242,956)	(91)%
Net increase in cash and cash equivalents	32,669	31,432	1,237	4%
Cash and cash equivalents at beginning of period	105,235	191,410	(86,175)	(45)%
Cash and cash equivalents at end of period	137,904	222,842	(84,938)	(38)%

Net cash used in operating activities was $47.1 million for the nine months ended September 30, 2016, compared to $91.6 million for the same period in 2015, representing a decrease of $44.5 million. The decrease in cash utilized in operating activities in 2016 was primarily due to:

•	a $10.4 million decrease in drydock expenditures in the nine months ended September 30, 2016 compared to the same period in 2015;

•	the receipt of $13.9 million in respect of monies released from cash restricted by the Cameroon FLNG guarantee; and

•
improvement in the general timing of working capital in the nine months ended September 30, 2016 compared to the same period in 2015. This is primarily due to the increase in trading balances due to Golar Partners of $35.1 million at September 30, 2016 from $4.4 million at December 31, 2015, which is mainly attributable to amounts due in respect of the Golar Grand charter and amounts due under the Tundra Letter Agreement.

Net cash provided by investing activities of $56.5 million for the nine months ended September 30, 2016 arose mainly due to:

•	purchase consideration received of $107.2 million from Golar Partners in respect of the sale of the Golar Tundra in May 2016;

•	net purchase consideration received of $113.0 million from Stonepeak in respect of their acquisition of 50% interest in Golar Power in July 2016; and

•	net cash inflows of $9.8 million from restricted cash primarily due to the decrease in cash collateral requirements provided against our total return equity swap.

This was partially offset by:

•	installment payments of $19.2 million in respect of our prior newbuilding commitment for the construction of a FSRU;

•	milestone payments of $129.2 million in respect of the conversion of the Hilli to a FLNG;

•	payment of $10.2 million in respect of our investment in OneLNG; and

•	additions to vessels and equipment of $13.9 million.

Net cash used in investing activities of $143.1 million for the nine months ended September 30, 2015 arose mainly due to:

•	installment payments in respect of our newbuilds of $405 million, following the delivery of three newbuilds;

•	milestone payments of $81 million relating to the conversion of the Hilli to a FLNG;

•	open market purchases of common units in Golar Partners amounting to $5 million; and

•
payment of $20 million relating to the acquisition of LNG Abuja, less the $19 million proceeds received upon the disposal of the vessel in July 2015, resulting in an overall net cash outflow of $1 million.

This was partially offset by:

14

•	consideration of $126.9 million received from Golar Partners in respect of the sale of the Golar Eskimo in January 2015;

•	net proceeds from the sale of 7,170,000 common units held in Golar Partners of $207.4 million; and

•	receipt of $20.0 million from Golar Partners in respect of settlement of the short-term revolving credit facility previously granted to them.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $23.2 million for the nine months ended September 30, 2016 and arose primarily due to proceeds from short-term and long-term debts, including:

•	$150 million further drawdown on the GoFLNG Hilli facility in relation to the conversion of the Hilli to a FLNG; and

•
an additional $205.8 million of debt proceeds which refers to amounts drawn down by our lessor VIEs under their respective loan arrangements (see note 9, “Variable Interest Entities” of our unaudited condensed consolidated financial statements contained herein), in connection with our refinancing of the Golar Seal debt facility amounting to $162.4 million, the releveraging of the Golar Tundra lease by $25.5 million and the balance of $17.9 million relating to short-term debt proceeds arising in the ICBC lessor VIEs.

This was partially offset by:

•	loan repayments of $184.9 million, which includes the settlement of the balance outstanding on the refinanced Golar Seal facility of $106.6 million in March 2016;

•	payment of dividends of $49.7 million;

•
net cash outflows of $82.4 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the Golar Bear and Golar Crystal financing arrangements;

•	purchases of our common shares (treasury shares) in the Company amounting to an aggregate cost of $8.2 million; and

•	payment of $7.4 million in respect of finance costs.

Net cash provided by financing activities for the nine months ended September 30, 2015 of $266.1 million arose primarily due to:

•
aggregate proceeds of $552.6 million drawn down by our lessor VIEs under their respective loan arrangements in connection with our ICBC financing lease arrangements to finance the final installments of our newbuilds, namely the Golar Kelvin, Golar Snow and Golar Ice, less the payment of $11.3 million of related financing costs; and

•	$17.5 million cash call proceeds from Keppel in respect of the conversion of the Hilli to a FLNG.

This was partially offset by:

•	loan repayments of $138.3 million, which includes the settlement of the balance remaining on the Viking loan facility of $82 million in preparation for the sale of the vessel in February 2015;

•	payment of dividends of $121.4 million; and

•	increases in restricted cash of $33 million primarily due to restricted cash balances arising in respect of our ICBC VIE loans pursuant to the delivery of our three newbuilds in 2015.

15

Non-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues (including revenue from The Cool Pool but excluding vessel and other management fees), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Nine months ended September 30,
(in thousands of $ except number of days and average daily TCE)	2016	2015
Operating revenues	57,194	79,680
Less: Vessel and other management fees	(8,902)	(9,671)
Time and voyage charter revenues (1)	48,292	70,009
Voyage expenses (1) (2)	(17,574)	(19,300)
	30,718	50,709
Calendar days less scheduled off-hire days (3)	3,114	3,132
Average daily TCE (to the closest $100)	9,900	16,200

(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $10.5 million and $6.4 million, respectively, for the nine months ended September 30, 2016.
(2) The TCE calculation excludes charterhire expenses for the nine months ended September 30, 2016 and 2015, which arose on the charter-back of the Golar Grand and the Golar Eskimo from Golar Partners.
(3) This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.

16

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)		Nine months ended September 30,
	Notes	2016	2015
			Restated
Time and voyage charter revenues (1)	6	37,798	70,009
Time charter revenues - collaborative arrangement (1)	6	10,494	—
Vessel and other management fee (1)	6	8,902	9,671
Operating revenues		57,194	79,680

Vessel operating expenses		41,739	42,857
Voyage and charterhire expenses (1)		28,505	57,515
Voyage and charterhire expenses - collaborative arrangement (1)		6,425	—
Administrative expenses		31,073	23,505
Depreciation and amortization		56,146	54,191
Impairment of long-term assets	13	1,706	—
Total operating expenses		165,594	178,068

Gain on disposals to Golar Partners (1)		—	103,539
Impairment of vessel held-for-sale		—	(1,032)
Loss on disposal of vessel held-for-sale		—	(5,824)
Other operating gains and losses		16	—
Operating loss		(108,384)	(1,705)

Other non-operating loss
Net loss on disposal of Golar Power	4	(12,184)	—
Total other non-operating loss		(12,184)	—

Financial income (expense)
Interest income (1)		1,527	4,786
Interest expense (1)	2	(34,917)	(51,622)
Other financial items, net	8	(33,579)	(91,561)
Net financial expense		(66,969)	(138,397)

Loss before taxes and equity in net earnings of affiliates		(187,537)	(140,102)
Income taxes		1,039	2,563
Equity in net earnings of affiliates	12	10,118	42,140

Net loss		(176,380)	(95,399)
Net income attributable to non-controlling interests		(18,775)	(8,138)
Net loss attributable to Golar LNG Ltd		(195,155)	(103,537)
Basic and diluted loss per share ($)	7	$(2.10)	$(1.11)

Cash dividends declared and paid per share ($)		$0.15	$1.35

(1) This includes amounts arising from transactions with related parties (see note 17).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,
(in thousands of $)	2016	2015
		Restated
Net loss	(176,380)	(95,399)

Other comprehensive income (loss):
Net gain (loss) on qualifying cash flow hedging instruments	2,606	(3,977)
Other comprehensive income (loss) (note 15)	2,606	(3,977)
Comprehensive loss	(173,774)	(99,376)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(192,549)	(107,514)
Non-controlling interests	18,775	8,138
	(173,774)	(99,376)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2016	2015
(in thousands of $)	Notes	Sep-30	Dec-31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		137,904	105,235
Restricted cash and short-term receivables (3)		203,031	228,202
Trade accounts receivable (1)(2)		5,064	4,474
Inventory		5,891	8,650
Other receivables, prepaid expenses and accrued income		11,432	24,753
Assets held-for-sale (3)	5	273,320	267,034
Total current assets		636,642	638,348
Non-current
Restricted cash		266,815	180,361
Investment in affiliates	12	640,369	541,565
Cost method investments		7,347	7,347
Newbuildings	10	—	13,561
Asset under development	11	694,741	501,022
Vessels and equipment, net		1,899,446	2,336,144
Other non-current assets	13	33,595	50,850
Total assets		4,178,955	4,269,198

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt, net of deferred finance charges (3)(4)	14	732,183	491,398
Trade accounts payable		59,307	53,281
Accrued expenses		69,940	53,333
Other current liabilities		99,266	148,077
Liabilities held-for-sale (1)(3)	5	214,905	201,213
Amounts due to related parties (1)	17	158,185	7,128
Total current liabilities		1,333,786	954,430
Non-current
Long-term debt, net of deferred finance charges (3)(4)	14	1,068,108	1,344,509
Other long-term liabilities		53,090	54,080
Total liabilities		2,454,984	2,353,019

Equity
Stockholders' equity		1,684,383	1,895,366
Non-controlling interests		39,588	20,813

Total liabilities and stockholders' equity		4,178,955	4,269,198

(1) This includes amounts arising from transactions with related parties (see note 17).
(2) Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement, which commenced in October 2015, amounting to $4.6 million as of September 30, 2016 (December 31, 2015: $2.0 million).
(3) Included within restricted cash and short-term receivables, debt balances and assets and liabilities held-for-sale are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities (see note 9).
(4) Following the adoption of the amendments to ASC 835, deferred charges have been re-classified as a direct deduction to the related debt as of September 30, 2016 and December 31, 2015.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		Nine months ended September 30,
(in thousands of $)	Notes	2016	2015
			Restated

OPERATING ACTIVITIES
Net loss		(176,380)	(95,399)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		56,146	54,191
Amortization of deferred tax benefits on intra-group transfers		(1,715)	(2,616)
Amortization of deferred charges and guarantees, net	17	14,037	(2,454)
Gain on disposal to Golar Partners		—	(103,539)
Loss on disposal of Golar Power	4	12,184	—
Equity in net earnings of affiliates		(10,118)	(42,140)
Dividends received		40,166	39,474
Drydocking expenditure		—	(10,405)
Stock-based compensation		3,193	3,611
Loss on sale of vessel		—	5,824
Impairment of vessel held-for-sale		—	1,032
Net foreign exchange gain		707	1,883
Impairment of long-term assets		1,706	—
Impairment of loan receivable	8	7,627	15,010
Restricted cash and short-term receivables		13,354	—
Change in assets and liabilities, net of effects from the disposal of Golar Power and the disposal of the Golar Eskimo to Golar Partners:
Trade accounts receivable		(1,822)	(2,845)
Inventories		2,021	1,831
Prepaid expenses, accrued income and other assets		18,833	(1,869)
Amounts due from/to related companies		12,734	(9,540)
Trade accounts payable		(28,137)	(2,410)
Accrued expenses and deferred income		(7,953)	17,222
Other liabilities		(3,645)	41,575
Net cash used in operating activities		(47,062)	(91,564)

GOLAR LNG LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

		Nine months ended September 30,
(in thousands of $)	Notes	2016	2015
			Restated

INVESTING ACTIVITIES
Additions to vessels and equipment		(13,893)	(3,633)
Additions to newbuildings		(19,220)	(405,331)
Additions to assets under development		(129,161)	(80,985)
Additions to investment in affiliates		(10,200)	(5,023)
Acquisition of vessel		—	(20,000)
Proceeds from disposal of fixed assets		—	18,987
Investment in subsidiary, net of cash acquired		—	(16)
Repayment of short-term loan granted to third party		—	400
Loans granted (including related parties)		(1,000)	(1,000)
Repayment of short-term loan granted to Golar Partners		—	20,000
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted)	17	107,247	126,872
Net proceeds from disposal of Golar Power	4	113,000	—
Proceeds from partial disposal of interests in investments in affiliates		—	207,428
Restricted cash and short-term receivables		9,774	(843)
Net cash provided by (used in) investing activities		56,547	(143,144)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)		355,817	570,077
Repayments of short-term and long-term debt (including related parties)		(184,912)	(138,299)
Financing costs paid		(7,395)	(11,290)
Cash dividends paid		(49,743)	(121,359)
Purchase of treasury shares		(8,214)	—
Restricted cash and short-term receivables		(82,369)	(33,012)
Proceeds from exercise of share options		—	23
Net cash provided by financing activities		23,184	266,140
Net increase in cash and cash equivalents		32,669	31,432
Cash and cash equivalents at beginning of period		105,235	191,410
Cash and cash equivalents at end of period		137,904	222,842

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income (Restated)	Accumulated Retained Earnings (Restated)	Total before Non- controlling Interest (Restated)	Non-controlling Interests	Total Equity (Restated)
Balance at December 31, 2014	93,415	—	1,307,087	200,000	(6,579)	641,844	2,235,767	1,655	2,237,422

Net (loss) income	—	—	—	—	—	(103,537)	(103,537)	8,138	(95,399)
Dividends	—	—	—	—	—	(121,359)	(121,359)	—	(121,359)
Exercise of share options	8	—	15	—	—	—	23	—	23
Grant of share options	—	—	4,891	—	—	—	4,891	—	4,891
Forfeiture of share options	—	—	(1,735)	—	—	—	(1,735)	—	(1,735)
Cancellation of share options	—	—	787	—	—	—	787	—	787
Transfer of additional paid-in capital	—	—	6,003	—	(4,425)	—	1,578	—	1,578
Other comprehensive loss (see note 15)	—	—	—	—	(3,977)	—	(3,977)	—	(3,977)

Balance at September 30, 2015	93,423	—	1,317,048	200,000	(14,981)	416,948	2,012,438	9,793	2,022,231

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interest	Non-Controlling Interests	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net (loss) income	—	—	—	—	—	(195,155)	(195,155)	18,775	(176,380)
Dividends	—	—	—	—	—	(13,883)	(13,883)	—	(13,883)
Grant of share options	—	—	4,555	—	—	—	4,555	—	4,555
Forfeiture of share options	—	—	(892)	—	—	—	(892)	—	(892)
Other comprehensive income (see note 15)	—	—	—	—	2,606	—	2,606	—	2,606
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at September 30, 2016	93,547	(20,483)	1,321,469	200,000	(9,986)	99,836	1,684,383	39,588	1,723,971

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of September 30, 2016, our fleet is comprised of fourteen LNG carriers (including the Golar Grand, which we have chartered back from Golar Partners until October 2017, and the Golar Tundra, which we sold to Golar Partners in May 2016 but we are required to consolidate until she commences service under the WAGL charter) and one Floating Storage Regasification Unit (''FSRU''). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of three LNG carriers (excluding the Golar Grand) and six FSRUs, and since July 6, 2016, Golar Power Limited's ("Golar Power") fleet of two LNG carriers and one newbuilding commitment. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of nineteen LNG carriers and seven FSRUs.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNG") based on the conversion of our existing LNG carrier, the Hilli. The Hilli is currently undergoing its FLNG conversion with an expected completion and redelivery date in 2017. We signed agreements for the conversion of the LNG carriers the Gimi and the Gandria to FLNGs in December 2014 and July 2015, respectively. However, we are yet to lodge our final notices to proceed on either of these vessels.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis. Our convertible bonds are due to mature in March 2017. As of September 30, 2016, the debt outstanding in respect of our convertible bonds was $247.6 million. We intend to fund their settlement (to date we have repurchased bonds to the value of $30.3 million) with proceeds from both (i) our recent equity offering which closed in November 2016, raising net proceeds of $170.4 million ; and (ii) the remainder is expected to come from the proceeds of a new term loan credit facility of up to $150 million with Citibank N.A. Whilst a written commitment was received in November 2016, this is subject to execution of operative documents considered customary for such a facility.

In addition, to address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of one or more of our newbuildings. However, given the challenging market conditions, albeit signs of an anticipated recovery have been observed, timing remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Seal in March 2016, in connection with which we raised an additional $48.7 million in additional cash. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity, as demonstrated by our recent equity offering in November 2016.

Whilst we completed the dropdown of the Golar Tundra in May 2016 to Golar Partners, by virtue of the put option in the side agreement to the sale and purchase agreement with Golar Partners, in the event the WAGL charter does not commence by May 2017, or no satisfactory mitigating arrangement is agreed, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price agreed and paid of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments prevailing at the time of dropdown. The Golar Tundra was expected to commence operations in Ghana pursuant to the WAGL charter to serve the related LNG project in the second quarter of 2016. However, as of the current date, due to delays in that LNG project, WAGL has not been able to accept the vessel. We have, however, been informed by WAGL that they have received Parliamentary approval for its Gas Sales Agreement with the Government of Ghana, the lack of which had been the major impediment to progress of the project. However, at this time, we are unable to predict when or if the Golar Tundra will commence operations under its time charter with WAGL. We are preserving our legal rights under the charter agreement but are continuing commercial discussions with WAGL for a satisfactory resolution. Whilst Golar Partners has the ability to require that Golar repurchase the Golar Tundra, the ongoing commercial discussions with WAGL are currently expected to result in the option date for the repurchase of the Golar Tundra by Golar to be extended and therefore we do not expect to have to return the $107 million of funds received from Golar Partners with regard the drop down of the Golar Tundra.

Furthermore, with respect to our recently formed Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of $20 million to $50 million to be shared with Stonepeak, with the initial $20 million being required on financial close of the project financing for the power plant, which is expected to occur by December 31, 2017.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions may include intellectual property amongst other items. As further described in “Note 19 Subsequent events - Fortuna Project”, OneLNG and Ophir have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the first half of 2017. Accordingly, we anticipate in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing of $1.2 billion and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. To fund our 51% share of the equity contribution into OneLNG in the 2017 to 2020 period, we are currently exploring a number of financing options, which may include debt or equity offerings. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar.

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2015 in our recently filed Form 20-F/A.

The nine months ended September 30, 2016 includes out of period corrections of (i) $13.2 million for capitalized borrowing costs resulting in a reduction to ''Interest expense'' (vessel operations segment) in the consolidated statements of income and an increase to ''Asset under development'' (FLNG segment) of $13.2 million in the consolidated balance sheet and (ii) $5.8 million pertaining to the amortization of deferred financing costs, resulting in an increase to ''Other financial items, net'' in the consolidated statements of income and an increase in "Long-term debt" in the consolidated balance sheet. Management believes these out of period corrections are not material to the current period condensed consolidated financial statements or any previously issued financial statements and are not expected to be material to the annual consolidated financial statements for the year ending December 31, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements for the nine months ended September 30, 2016 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2015.

Use of estimates
The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables, including loans and accounts receivables, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer/borrower as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being irrecoverable are written off.

As of September 30, 2016, we leased six vessels under finance leases from wholly-owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash, short-term receivables, interest expense and assets (liabilities) held-for-sale. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

We historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, we adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. We adopted the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2016 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows.

Accounting pronouncements to be adopted

In March 2016, the FASB issued amendments to ASC 718 changing how entities account for certain aspects of share-based payments to employees. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. Specifically, the amendments:

•	require entities to recognize the income tax effects of awards in the income statement when the awards vest or are settled;

•	Excess tax benefits should be classified along with other income tax cash flows as an operating activity; and

•	An entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (as per current GAAP) or account for forfeitures when they occur.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In January 2016, the FASB issued amendments to ASC 825, addressing certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Specifically, the amendments:

•
Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

•
Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

•	Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities.

•
Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

•	Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•
Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

•
Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

•	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. A retrospective approach is required unless impracticable to do. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In November 2016, the FASB issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows: Restricted Cash, providing specific guidance on the cash flow classification and presentation of changes in restricted cash and restricted cash equivalents. The amendments in ASU 2016-18 require that a statement of cash flows (“SCF”) explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents (collectively “cash”). Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the SCF. The amendments in ASU 2016-18 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. We are assessing what impact the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU 2017-1, Clarifying the Definition of a Business. The amendments in ASU 2017-1 provide guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for annual reporting periods beginning after 15 December 2017, including interim reporting periods within those annual reporting periods. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

4.    DECONSOLIDATION OF GOLAR POWER ENTITIES

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The purpose of the joint venture company, Golar Power, is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. The transaction closed on July 6, 2016 with the receipt of net proceeds of $113 million from the disposal of 50% of our holding in the ordinary share capital of Golar Power to Stonepeak. Accordingly, effective from this date, we deconsolidated the results and net assets relating to the two vessels; the Penguin and Celsius, the newbuild FSRU 8 and LNG Power Limited which holds the rights to participate in the Sergipe Power Plant project. On the same date, we commenced equity accounting for our residual interest in Golar Power, we recorded an investment in Golar Power of $116 million, which represents the fair value of our remaining 50% holding in Golar Power's ordinary share capital. We calculated a loss on disposal of $12.2 million, which is based on estimates and thus subject to change, including finalization of certain post-closing adjustments relating to working capital.

The table below illustrates how loss on loss of control has been calculated:

(in thousands of $)	As of July 6, 2016
Net proceeds (a)	113,000
Fair value of 50% retained in Golar Power (b)	116,000
Total fair value of Golar Power	229,000

Less:
Carrying value of Golar Power’s net assets (c)	236,713
Guarantees issued by Golar LNG to Golar Power (d)	4,471

Loss on loss of control of Golar Power	(12,184)

(a)    Net proceeds received for the disposal of 50% in Golar Power
The table below shows the purchase consideration we received for the disposal of a 50% interest in the ordinary share capital in Golar Power that was acquired by Stonepeak:

(in thousands of $)	As of July 6, 2016
Consideration received from Stonepeak	116,000
Less: Fee paid in relation to the transaction (see note 17)	(3,000)
Net proceeds	113,000

(b)    Fair value of the retained investment in Golar Power
The fair value of our retained investment, being the 50% interest in the ordinary share capital in Golar Power has been recorded at $116 million. The fair value was determined with reference to the consideration of $116 million we received from Stonepeak pertaining to the 50% ordinary share capital interest they acquired. Thus considered given this was a negotiation between third parties this is representative of fair value.

(c)    Carrying value of Golar Power's net assets
The table below shows the underlying carrying value of Golar Powers' net assets at the deconsolidation date:

(in thousands of $)	As at July 6, 2016
ASSETS
Current
Cash and cash equivalents	10,992
Restricted cash	15,463
Trade accounts receivable	1,474
Other receivables, prepaid expenses and accrued income	178
Short term amounts due from related parties	3,000
Inventory	952
Total current assets	32,059
Non-current
Newbuildings	50,436
Vessels and equipment, net	387,261
Total assets	469,756

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	20,032
Trade accounts payable	969
Accrued expenses	21,357
Total current liabilities	42,358
Non-current
Long-term debt	190,685
Total liabilities	233,043

Equity
Stockholders’ equity	236,713

Total liabilities and stockholders' equity	469,756

(d)    Guarantees
In accordance with ASC 460, the guarantees issued by the Company in respect of Golar Power and its subsidiaries (previously not recognized) were fair valued as of the deconsolidation date of July 6, 2016. The fair value of the guarantees amounted to a liability of $4.5 million and comprises of the following items:

(in thousands of $)	As of July 6, 2016
Debt guarantees	3,283
Shipyard guarantee	1,188
Total guarantees	4,471
Debt guarantee - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other long-term liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 17.

Shipyard guarantee - Golar has provided Samsung with a guarantee of settlement in relation to the shipbuilding contract of Golar FSRU 8, which now forms part of Golar Power's asset base. The liability which is recorded in "Other current liabilities" is being amortized on a straight line basis until delivery of the vessel with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 17.

5.    ASSETS AND LIABILITIES HELD-FOR-SALE

In February 2016, we entered into an agreement to sell our interests in the companies that own and lease the FSRU the Golar Tundra to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to this disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. The sale of the Golar Tundra was completed in May 2016. Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, during this time, the earnings and net assets of Tundra Corp will continue to be reflected within the Company’s financial statements. We expect this to be completed within 12 months of the balance sheet date.

Assets and liabilities included in our consolidated balance sheet presented as held-for-sale are shown below:

(in thousands of $)	As of September 30, 2016	As of December 31, 2015
ASSETS
Current
Restricted cash and short-term receivables	1,897	3,618
Other receivables, prepaid expenses and accrued income	314	217
Inventories	332	572
Total current assets	2,543	4,407

Non-current
Vessels and equipment, net	270,628	262,627
Other long term assets	149	—
Total non-current assets	270,777	262,627
Total assets (2)	273,320	267,034

LIABILITIES
Current
Current portion of long-term debt and short-term debt, net of deferred finance charge (1)	—	(199,300)
Trade accounts payable	(379)	(844)
Accrued expenses	(3,981)	(1,019)
Short-term amount due to a related party	—	(50)
Total current liabilities	(4,360)	(201,213)

Non-current
Long-term debt, net of deferred finance charge (1)	(210,545)	—
Total non-current liabilities	(210,545)	—
Total liabilities (2)	(214,905)	(201,213)

(1) As of September 30, 2016, long-term debt contains $210.5 million (December 31, 2015: $199.3 million classified as short-term debt) that relates to long-term debt financing arrangements entered into by the CMBL lessor VIE in respect of the Golar Tundra. The debt facilities are denominated in USD, bear interest at LIBOR plus a margin and are repayable with a final balloon payment of $210.5 million. Although we have no control over the funding arrangements of the CMBL lessor VIE, as we consider ourselves the primary beneficiary of the VIE, we are required to consolidate these loan facilities into our financial results.
(2) We have classified all assets and liabilities as current on the consolidated balance sheets.

We have not presented any of our held-for-sale assets or disposal groups as discontinued operations in our statements of operations as we consider ourselves a project development company, such that our strategy encompasses the disposal of vessels and related interests for the purpose of financing our projects, thus they do not represent a strategic shift and do not have a major effect on our operations and financial results.

6.    SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trade in physical and future LNG contracts, and are in the process of developing our first FLNG. Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2016, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•	FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion is expected to be completed and delivered in 2017.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

FLNG meets the definition of an operating segment as the business is a distinguishable component of the business from which, once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

	Nine months ended				Nine months ended
(in thousands of $)	September 30, 2016				September 30, 2015
					Restated			Restated
	Vessel operations	LNG trading	FLNG	Total	Vessel operations	LNG trading	FLNG	Total
Time and voyage charter revenues	37,798	—	—	37,798	70,009	—	—	70,009
Time charter revenues - collaborative arrangement	10,494	—	—	10,494	—	—	—	—
Vessel and other management fees	8,902	—	—	8,902	9,671	—	—	9,671
Vessel and voyage operating expenses	(70,244)	—	—	(70,244)	(100,372)	—	—	(100,372)
Voyage and charterhire expenses - collaborative arrangement	(6,425)	—	—	(6,425)	—	—	—	—
Administrative expenses	(28,841)	—	(2,232)	(31,073)	(20,100)	—	(3,405)	(23,505)
Depreciation and amortization	(56,146)	—	—	(56,146)	(54,191)	—	—	(54,191)
Impairment of long-term assets	(1,706)	—	—	(1,706)	—	—	—	—
Other operating gains and losses (LNG Trade)	—	16	—	16	—	—	—	—
Net loss on disposal of Golar Power	(12,184)	—	—	(12,184)	—	—	—	—
Gain on disposals to Golar Partners	—	—	—	—	103,539	—	—	103,539
Impairment of vessel held-for-sale	—	—	—	—	(1,032)	—	—	(1,032)
Loss on disposal of vessel held-for-sale	—	—	—	—	(5,824)	—	—	(5,824)
Net financial expenses *	(66,969)	—	—	(66,969)	(138,397)	—	—	(138,397)
Income taxes	1,039	—	—	1,039	2,563	—	—	2,563
Equity in net earnings of affiliates	10,118	—	—	10,118	42,140	—	—	42,140
Net (loss) income	(174,164)	16	(2,232)	(176,380)	(91,994)	—	(3,405)	(95,399)
Non-controlling interests	(18,775)	—	—	(18,775)	(8,138)	—	—	(8,138)
Net (loss) income attributable to Golar LNG Ltd	(192,939)	16	(2,232)	(195,155)	(100,132)	—	(3,405)	(103,537)
Total assets	3,161,928	—	1,017,027	4,178,955	3,473,236	—	543,803	4,017,039

* Included within this amount are out of period adjustments, which are discussed in note 2.

Revenues from external customers

During the nine months ended September 30, 2016, our vessels operated predominately within the Cool Pool, NFE Transport Partners LLC and under a charter with Nigeria LNG Ltd, which concluded in March 2016. During the nine months ended September 30, 2015, our vessels operated under time charters with four main charterers: Nigeria LNG Limited; a major Japanese trading company; a multinational oil and gas company; and a leading independent commodity trading and logistics house.

In time and voyage charters, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

For the nine months ended September 30, 2016 and 2015, revenues from the following counterparties accounted for over 10% of our time charter revenues:

(in thousands of $)	Nine months ended September 30,		Nine months ended September 30,
	2016		2015
The Cool Pool (1)	36,663	76%	—	—%
Nigeria LNG Ltd	5,849	12%	29,116	42%
NFE Transport Partners LLC	5,648	12%	—	—%
Major commodity trading company	—	—%	14,871	21%
Major Japanese trading company	—	—%	7,289	10%
Multinational oil and gas company	—	—%	6,963	10%

(1) The Cool Pool revenue of $36.7 million includes revenue that is disclosed as from "collaborative arrangements" of $10.5 million which is separately disclosed on the face of the statements of income, with the balance of $26.2 million derived from Golar vessels operating within the Cool Pool, and included within the caption "Time and voyage charter revenues" in the consolidated statements of income.

The above revenues exclude vessel and other management fees from Golar Partners (see note 17).

7.    LOSSES PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the nine month periods ended September 30, 2016 and 2015, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2016	2015
		Restated
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(195,155)	(103,537)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Nine months ended September 30,
	2016	2015
Weighted average number of common shares outstanding	93,050	93,415

(in thousands)	Nine months ended September 30,
	2016	2015
Weighted average of number of common shares outstanding	93,050	93,415
Effects of dilutive share options	—	85
Common shares and common shares equivalent	93,050	93,500

(Losses) per share are as follows:

	Nine months ended September 30,
	2016	2015
		Restated
Basic and diluted	$(2.10)	$(1.11)

For the nine months ended September 30, 2016, stock options and convertible bonds have been excluded from the calculation of diluted loss or earnings per share because the effect was anti-dilutive.

8.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2016	2015
Mark-to-market adjustment for interest rate swap derivatives	(18,699)	(28,917)
Interest expense on undesignated interest rate swaps	(8,165)	(12,162)
Mark-to-market adjustment for equity derivatives	19,884	(32,334)
Impairment of loan (1) (2)	(7,627)	(15,010)
Financing arrangement fees and other costs	130	(403)
Amortization of deferred financing costs and debt guarantee (note 2)	(18,600)	(1,326)
Others	(502)	(1,409)
	(33,579)	(91,561)

(1) Given the announcement during the period of a negative Final Investment Decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan and accrued interest receivables from the Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, we recognized an impairment charge of $7.6 million in 2016.
(2) The amount for the nine months ended September 30, 2015 relates to the impairment of the loan due from Equinox in connection with the disposal of the Golar Viking to Equinox in February 2015.

9.     VARIABLE INTEREST ENTITIES

As of September 30, 2016, we leased six vessels from VIEs under finance leases, of which four were with ICBC entities, one with a subsidiary of CMBL and one with CCBFL. Each of the ICBC, CMBL and CCBFL entities are wholly-owned, newly formed special purpose vehicles (“SPVs”). In each of these transactions we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 4 to our Consolidated Financial Statements filed with our Annual Report on Form 20-F/A for the year ended December 31, 2015, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements we have concluded that we are the primary beneficiary of these VIEs and accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels, as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of September 30, 2016 and 2015, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheet.

Since December 31, 2015, we entered into the following sale and leaseback arrangement:

Seal Lessor VIE

In March 2016, we sold the Golar Seal to a CCBFL entity ("Seal Lessor VIE") and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period. A summary of this sale and lease back arrangement, including repurchase options and obligations as of September 30, 2016 is provided below:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Seal	March 2016	203.0	132.8	March 2021	87.4	March 2026

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of September 30, 2016, are shown below:

(in thousands of $)	2016 (1)	2017	2018	2019	2020	2021+
Golar Glacier	4,310	17,100	17,100	17,100	17,147	64,185
Golar Kelvin	4,310	17,100	17,100	17,100	17,147	66,996
Golar Snow	4,310	17,100	17,100	17,100	17,147	66,996
Golar Ice	4,310	17,100	17,100	17,100	17,147	69,900
Golar Tundra (2)(3)	5,323	20,910	20,446	19,934	19,466	87,051
Golar Seal	3,694	15,151	15,151	15,193	15,151	75,797

(1) For the three months ended December 31, 2016.
(2) As a result of the sale of the Golar Tundra to Golar Partners in May 2016 (see "Tundra Corp VIE" below), the payment obligations under the bareboat charter with the Golar Tundra lessor VIE are borne by Golar Partners. However, by virtue of the put option contained within the sale and purchase arrangements, we will continue to consolidate the Golar Tundra related entities until the charter with WAGL commences.
(3) This includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of September 30, 2016 and December 31, 2015, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	September 30, 2016	December 31, 2015
Assets							Total	Total
Restricted cash and short-term receivables	22,718	29,936	16,620	11,350	—	7,596	88,220	35,450
Restricted cash and short-term receivables - held-for-sale current assets (1)	—	—	—	—	1,894	—	1,894	3,618
	22,718	29,936	16,620	11,350	1,894	7,596	90,114	39,068

Liabilities
Debt:
Short-term interest bearing debt*	40,906	182,540	31,081	167,706	—	—	422,233	408,978
Long-term interest bearing debt - current portion*	7,650	—	8,000	—	—	5,793	21,443	15,650
Long-term interest bearing debt - non-current portion*	132,849	—	138,888	—	—	151,326	423,063	285,700
Long-term interest bearing debt - held-for-sale (1) *	—	—	—	—	210,545	—	210,545	201,725
	181,405	182,540	177,969	167,706	210,545	157,119	1,077,284	912,053

(1) The assets and liabilities relating to the Golar Tundra lessor VIE have been reclassified as held-for-sale in connection with the sale of our interests in the companies that own and operate the vessel to Golar Partners.
* These are net of deferred financing costs.

The most significant impact of consolidated SPV’s operations on our unaudited consolidated statements of income is interest expense of $32.9 million and $26.1 million for the nine months ended September 30, 2016 and 2015, respectively. The most significant impact of consolidated SPV’s cash flows on our unaudited consolidated statements of cash flows is net cash received in financing activities of $167.7 million and $544.8 million for the nine months ended September 30, 2016 and 2015, respectively.

Tundra Corp VIE

In February 2016,we entered into a sale and purchase agreement with Golar Partners for the sale of the disponent owner and operator of the FSRU the Golar Tundra ("Tundra Corp"). The transaction closed in May 2016. Concurrent with the closing we entered into an agreement with Golar Partners which includes a put option, that in the event the vessel has not commenced service under the charter with WAGL by May 23, 2017, Golar Partners shall have the option to require that we repurchase the Tundra

Corp equal to the purchase consideration. Accordingly, we have determined that Tundra Corp is a VIE and that until the put option expires, we remain the primary beneficiary and thus we will continue to consolidate the entities that own and lease the Golar Tundra until her charter with WAGL commences (see note 17).

10.    NEWBUILDING

In July 2016, on closing of the joint venture agreement with Stonepeak, we contributed our subsidiary that owns the FSRU newbuilding to Golar Power (see note 4).

11.    ASSET UNDER DEVELOPMENT

(in thousands of $)	September 30, 2016	December 31, 2015
Purchase price installments (including other shipyard costs)	636,530	495,518
Interest costs capitalized (note 2)	43,370	4,187
Other costs capitalized	14,841	1,317
	694,741	501,022

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG vessel. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. We expect the conversion will require in total 31 months to complete, followed by mobilization to a project for full commissioning.

The total estimated conversion, vessel and site commissioning cost for the Hilli is approximately $1.3 billion. As at September 30, 2016, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)	September 30, 2016
Payable within 3 months to December 31, 2016	22,730
Payable within 12 months to December 31, 2017	441,695
Payable within 12 months to December 31, 2018	23,121
487,546

12.     EQUITY IN NET EARNINGS OF AFFILIATES

(in thousands of $)	Nine months to September 30, 2016	Nine months to September 30, 2015
		Restated
Share of net earnings in Golar Partners	12,756	9,389
Share of net loss in Golar Power	(2,679)	—
Share of net earnings in other affiliates	41	171
Net gain on disposal of investments in Golar Partners	—	32,580
	10,118	42,140
Our share of net earnings in Golar Partners is offset by a charge of $25.6 million and $25.7 million for each of the nine months ended September 30, 2016 and 2015, respectively. This represents the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized upon deconsolidation in 2012. In January 2015 we disposed of 7.2 million common units in Golar Partners which resulted in a gain on disposal of $32.6 million.

The carrying amounts of our investments in our equity method investments as at September 30, 2016 and December 31, 2015 are as follows:

(in thousands of $)	September 30, 2016	December 31, 2015

Golar Partners (1)	511,332	536,090
Golar Power (2)	113,321	—
OneLNG (3)	10,200	—
ECGS	5,516	5,475
Equity in net assets of affiliates	640,369	541,565

(1) Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of September 30, 2016, it had a fleet of ten vessels which are managed by the Company (December 31, 2015: ten vessels, excluding Golar Tundra).
(2) In July 2016, we entered into certain agreements forming a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). Under the terms of the shareholders' agreement with Stonepeak in relation to the formation of the joint venture company, Golar Power, we have disposed of the entities that own and operate Golar Penguin, Golar Celsius, newbuild FSRU 8 and LNG Power Limited to Golar Power. As a result, commencing July 6, 2016, these entities have been considered as affiliates and not as a controlled subsidiary of the Company as they form part of the 50/50 joint venture with Stonepeak. With effect from July 6, 2016 these entities have been accounted for under equity method accounting.
(3) On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG which require both Schlumberger Production Management services and Golar's FLNG expertise. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. By virtue of substantive participation rights held by Schlumberger we account for our investment in OneLNG under the equity method of accounting.

13.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	September 30, 2016	December 31, 2015
Mark-to-market interest rate swaps valuation	—	5,330
Other long term assets (1)(2)	33,595	45,520
	33,595	50,850

(1) Included within "Other long-term assets" are $31.0 million of payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG (December 31, 2015: $41.0 million). The decrease of $10.0 million to $31.0 million during the period is due to an agreement with Keppel to allow $10.0 million of the payments earmarked for the Gimi to be utilized against the Hilli conversion to a FLNG. The Gimi conversion contract provides us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire on December 30, 2017.
(2) The balance as of December 31, 2015 included $1.7 million of equipment cost which was subsequently written off in March 2016 due to uncertainty of the future usage.

14.    DEBT

As of September 30, 2016 and December 31, 2015, our debt was as follows:

(in thousands of $)	September 30, 2016	December 31, 2015
Golar Arctic facility	74,725	80,200
Golar Viking facility	58,594	62,500
Convertible bonds	247,585	243,369
GoFLNG Hilli facility	200,000	50,000
Hilli shareholder loans	49,066	49,066
$1.125 billion facility	329,245	682,598
ICBC VIE loans	712,123	710,328
Seal SPV loan	157,119	—
Total debt	1,828,457	1,878,061
Less: Deferred financing costs, net	(28,166)	(42,154)
Total debt net of deferred financing costs*	1,800,291	1,835,907

* Excludes debt that is recorded within liabilities held-for-sale (see note 5).

During the nine months ended September 30, 2016, we entered into the following new loan facilities:

Seal SPV Debt

In March 2016, in connection with the refinancing of the Golar Seal, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Seal to Seal SPV, a subsidiary of CCBFL, and leased back the vessel under a bareboat charter for a monthly hire rate.

In March 2016, Seal SPV, which is the legal owner of the Golar Seal, entered into a long-term loan facility (the “Seal SPV Debt”). Seal SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Seal SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Seal SPV, such as interest rates, maturity, and repayment profiles. In consolidating Seal SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Seal SPV’s debt principal. The Seal SPV Debt bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity.

Tundra Lessor VIE Debt facilities

In April 2016, to reflect our entry into a long-term charter with WAGL, we drew down an additional $25.5 million under the sale and leaseback financing facility (originally entered into in November 2015) with a subsidiary of CMBL ("Tundra Lessor VIE"). Tundra Lessor VIE is the legal owner of the Golar Tundra. As described in note 9, Tundra Lessor VIE is determined to be a variable interest entity of which we are deemed to be the primary beneficiary and, as a result, we are required to consolidate the results of Tundra Lessor VIE. Although consolidated into our results, we have no control over the funding arrangements negotiated by Tundra Lessor VIE.

In April 2016, Tundra Lessor VIE refinanced its debt facilities and entered into long-term debt facilities (the “Tundra Lessor VIE Debt facilities”). The Tundra Lessor VIE Debt facilities bear interest at LIBOR plus a margin and are repayable as balloon payments on maturity. However, as of December 31, 2015 and onwards, the Tundra Lessor VIE Debt facilities have been classified within "liabilities held for sale - current" in connection with the disposal of the Golar Tundra to Golar Partners in May 2016. Refer to note 5.

15.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates' comprehensive income	Total accumulated comprehensive income (loss)
Balance at December 31, 2014	(15,251)	4,042	4,630	(6,579)
Other comprehensive loss before reclassification (restated)	—	—	(4,360)	(4,360)
Amounts reclassified from accumulated other comprehensive income (restated)	—	383	—	383
Net current-period other comprehensive (loss) income (restated)	—	383	(4,360)	(3,977)
Transfer of additional paid in capital	—	(4,425)	—	(4,425)
Balance at September 30, 2015 (restated)	(15,251)	—	270	(14,981)

Balance at December 31, 2015	(12,400)	—	(192)	(12,592)
Other comprehensive income before reclassification	—	—	2,606	2,606
Net current-period other comprehensive income	—	—	2,606	2,606
Balance at September 30, 2016	(12,400)	—	2,414	(9,986)

16.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2016 and December 31, 2015 are as follows:

		September 30, 2016		December 31, 2015
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives (7):

Cash and cash equivalents	Level 1	137,904	137,904	105,235	105,235
Restricted cash and short-term receivables	Level 1	469,846	469,846	408,563	408,563
Cost method investments (1)	Level 3	7,347	7,347	7,347	7,347
Short-term loans receivable (2)	Level 2	—	—	6,375	6,375
Current portion of long-term debt and short-term debt (2)(3)	Level 2	488,927	488,927	501,618	501,618
Long-term debt - convertible bonds (3)	Level 2	247,585	245,923	243,369	231,945
Long-term debt (3)	Level 2	1,091,945	1,091,945	1,133,074	1,133,074

Derivatives:
Interest rate swaps asset (4)(5)	Level 2	—	—	5,330	5,330
Interest rate swaps liability (4)(5)	Level 2	17,965	17,965	4,597	4,597
Total return equity swap liability (5)(6)	Level 2	61,698	61,698	81,581	81,581

(1) The carrying value of our cost method investments refers our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O). As we have no established method of determining the fair value of this investment, we have not estimated its fair value as of September 30, 2016, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.
(2) The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.
(3) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $28.2 million and $42.2 million at September 30, 2016 and December 31, 2015, respectively.
(4) Derivative liabilities are captured within other current liabilities and derivative assets are captured within other non-current assets on the balance sheet.
(5) The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(6) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
(7) Excludes assets and liabilities that are recorded within assets and liabilities held-for-sale.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short-term maturity of these instruments.

As of September 30, 2016, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of September 30, 2016 and December 31, 2015 would be adjusted as detailed in the following table:

	September 30, 2016			December 31, 2015
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	5,330	(216)	5,114
Total liability derivatives	17,965	—	17,965	4,597	(216)	4,381

17.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses): The transactions with Golar Partners and its subsidiaries for the nine months ended September 30, 2016 and 2015 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2016	2015
Management and administrative services revenue (a)	2,163	2,040
Ship management fees revenue (b)	5,342	5,482
Charterhire expense (c)	(21,920)	(33,278)
Gain on disposal to Golar Eskimo (d)	—	103,539
Interest expense on short-term credit arrangements (e)	(122)	—
Interest income on vendor financing loan (f)	—	3,776
Interest expense on deposit payable (g)	(1,237)	—
Total	(15,774)	81,559

Receivables (payables): The balances with Golar Partners and its subsidiaries as of September 30, 2016 and December 31, 2015 consisted of the following:

(in thousands of $)	September 30, 2016	December 31, 2015
Trading balances due to Golar and affiliates (e)	(35,052)	(4,400)
Deposit payable (g)	(107,247)	—
Methane Princess security lease deposit movement (h)	(2,163)	(2,728)
Total	(144,462)	(7,128)

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)
Charterhire expenses - For the nine months ended September 30, 2016, this consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand and for the comparative period in 2015 this also includes the Golar Eskimo.

In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $21.9 million and $20.4 million for the nine months ended September 30, 2016 and 2015, respectively, in relation to the Golar Grand. This excludes the release of $4.6 million and $3.8 million representing the amortization for the nine months ended September 30, 2016 and 2015, respectively, in respect of the guarantee obligation. Furthermore the expense of $8.8 million, representing the incremental liability recognized upon re-measurement of the guarantee obligation is also excluded from the 2015 comparative.

In connection with the sale of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to charter back the vessel until June 30, 2015. Accordingly, we recognized charterhire costs of $nil and $12.9 million for the nine months ended September 30, 2016 and 2015, respectively.

In addition, in exchange for entering into the charter back arrangement we agreed with Golar Partners that should we achieve a favorable renegotiation and extension of the charter with the charterer, which increased the value of the charter sold along with the vessel, Golar Partners would pay additional consideration to us equivalent to any increase in value.  No charter renegotiation took place and no additional consideration was due or paid.

d)
Gain on disposals - In January 2015, we completed the disposal of our interests in the companies that own and operate the FSRU, the Golar Eskimo, which resulted in a provisional gain on disposal of $103.5 million (subsequently finalized in December 2015 as $102.4 million). The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million. In addition, we provided Golar Partners with a loan facility for an amount of $220.0 million to part fund their purchase. The loan was non-amortizing with a final balloon payment due in December 2016, contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was fully repaid by the end of 2015.

e)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In January 2016, we received funding from Golar Partners in the amount of $30 million for a fixed period of 60 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%. The increase in trading balances to $35.1 million as of September 30, 2016 from $4.4 million as of December 31, 2015 is mainly attributable to amounts due to Golar Partners for charterhire expenses relating to Golar Grand discussed in (c) above and amounts under the Golar Tundra Sale agreement discussed in (g) below.

f)
Golar Eskimo vendor loan - As discussed further in (d) above, we granted Golar Partners a loan facility for an amount of $220.0 million to part fund their purchase of the Golar Eskimo in January 2015. The loan was fully repaid by the end of 2015.

g)
Deposit - In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments (“Golar Tundra Sale”). The Golar Tundra is subject to a time charter (“Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. In February 2016, we received a $30 million deposit from Golar Partners towards the purchase price. On May 23, 2016, the sale was completed and Golar Partners settled in cash the outstanding $77.3 million due to Golar.

In connection with the closing of the Golar Tundra Sale, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Golar Tundra Sale until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL. In return, Golar Partners will remit to us any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, the Partnership shall have the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, for the nine months ended September 30, 2016, we accounted for $1.2 million as interest expense with respect to these arrangements.

h)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

b) Transactions with Golar Power and subsidiaries:

In July 2016, Golar, through a newly formed subsidiary, LNG Power, and Genpower Particapações SA (“Genpower”) entered into a strategic investment agreement which provided the framework for co-operation between Genpower and Golar to develop LNG power projects in Brazil through the formation of a joint venture commencing with the TPP Porto de Sergipe I Project (“Sergipe I”). The execution of the project has already been awarded by the Brazilian authorities to Genpower. During the first quarter of 2016 the joint venture entity was formed.

Net revenues (expenses): The transactions with Golar Power and its subsidiaries for the nine months ended September 30, 2016 and 2015 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2016	2015
Management and administrative services revenue (a)	1,209	—
Ship management fees revenue (b)	188	—
Surety bond compensation (c)	31	—
Debt guarantee compensation (c)	263	—
Total	1,691	—

Receivables (payables): The balances with Golar Power and its subsidiaries as of September 30, 2016 and December 31, 2015 consisted of the following:

(in thousands of $)	September 30, 2016	December 31, 2015
Trading balances due to Golar Power and affiliates (d)	(13,723)	—
Total	(13,723)	—

a)
Management and administrative services - Golar Management provides certain management and administrative services to Golar Power . The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. 120 days

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Power for the provision of technical and commercial management of the vessels. Each of Golar Powers’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Power may terminate these agreements by providing 30 days written notice.

c)
Surety bond and debt guarantee compensation - In connection with the closing of the Golar Power and Stonepeak transaction, Golar Power entered into agreements to compensate Golar in relation to the surety bond and certain debt guarantees (as further described under the subheading "Guarantees and other") relating to Golar Power and subsidiaries. This compensation amounted to an aggregate of $0.3 million income for the quarter ended September 30, 2016.

d)
Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak as further described in note 4. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

Guarantees and other:

e)
Debt guarantees - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other long-term liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of September 30, 2016, the Company guaranteed $209.1 million of Golar Power's long-term debt obligations. The debt facilities are secured against specific vessels.

f)
Surety bond guarantee - As previously discussed in note 33 in our annual report in the 20F/A for the year ended December 31, 2015, Genpower Particapações SA (“Genpower”), the project developer of the Sergipe power plant project entered into an insurance agreement policy to cover the execution of the works for the implementation for an amount of $164.7 million. We entered into a counter-guarantee agreement wherein we agreed to act as a guarantor for 49% of the maximum liability for which we initially recognized a liability of $1.2 million as at December 31, 2015.

g)
Shipyard guarantee - In connection with the newbuilding contract for the construction of a FSRU, we provided a guarantee to cover the remaining milestone payments due to the shipyard. Pursuant to the formation of Golar Power and closing of the Stonepeak transaction, Golar Power's subsidiary, entered into a counter guarantee with us to indemnify us in the event we are required to pay out any monies due under the shipyard guarantee.

h)
Golar Power Purchase Option - Under the shareholders' agreement, Golar Power has the right for 18 months from July 6, 2016 to purchase another two of our vessels at their respective fair values. In connection with any such transaction, Ordinary Shares will be issued based on the fair market value of the vessel(s) at the time of their respective contribution.

i)
Golar Power contributions - under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors.

c) Net income (expenses) from (due to) other related parties (excluding Golar Partners and Golar Power):

	Nine months ended September 30,
(in thousands of $)	2016	2015
Golar Wilhelmsen (a)	—	(2,246)
The Cool Pool (b)	26,987	—
Magni Partners (c)	(4,262)	—
	22,725	(2,246)

Receivables from (payables to) related parties (excluding Golar Partners and Golar Power):

(in thousands of $)	September 30, 2016	December 31, 2015
The Cool Pool (b)	4,601	2,000
Magni Partners (c)	(346)	—
	4,255	2,000

a)
Golar Wilhelmsen - As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held 100% ownership interest in Golar Wilhelmsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method. Golar Wilhelmsen recharges management fees in relation to the provision of technical and ship management services. Accordingly, from September 4, 2015, these management fees are eliminated on consolidation.

b)
The Cool Pool - Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement, which commenced in October 2015, amounting to $4.6 million as of September 30, 2016 (December 31, 2015: $2.0 million). In addition, the consolidated statements of income include revenue and voyage expenses for the nine months ended September 30, 2016 from the collaborative arrangement amounting to $10.5 million and $6.4 million, respectively.

c)
Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited, a privately held UK company, and is the ultimate beneficial owner of the company. Pursuant to a management agreement between Magni Partners Limited and a Golar subsidiary, for the nine months ended September 30, 2016, Golar was recharged $3.9 million (this includes $3.0 million in relation to the transaction with Golar Power which has been recorded as part of the loss on disposal of Golar Power in the income statement, see note 4) for advisory services from a partner and director of Magni Partners Limited, other than Mr Trøim. In addition, Golar was recharged $0.1 million for travel relating to certain board members and $0.3 million for other travel and out of pocket expenses. All charges have been recharged to Golar at cost.

Other:

d)
OneLNG contributions - In connection with our newly formed joint venture, OneLNG, (see note 12) under the joint venture and shareholders' agreement with Schlumberger, once an OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions may include intellectual property amongst other items.

18.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	As of September 30, 2016	As of December 31, 2015
Book value of vessels secured against long-term loans (1)(2)(3)	2,120,564	2,543,012

(1) This includes the Golar Tundra which is classified as held-for-sale (see note 4).
(2) This excludes the Hilli which is classified as "asset under development". The Hilli is secured against the GoFLNG Hilli facility (see note 11).
(3) This excludes the vessels pertaining to the debt guarantees issued by Golar to third party banks in relation to the business combination with Golar Power (see note 17).

We have secured 13.0 million of our holdings in the common units of Golar Partners against our convertible bonds which are due to mature in March 2017.

UK tax lease benefits

As described under note 33 in our audited consolidated financial statements filed with our Annual Report on form 20-F/A for the year ended December 31, 2015, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at September 30, 2016, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £100 million British Pounds.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

19.    SUBSEQUENT EVENTS

In October 2016, Golar Power approved taking a Final Investment Decision, or FID, on the Sergipe project thereby enabling CELSE to enter into a lump-sum turn key EPC agreement with General Electric to build, maintain and operate a combined cycle, gas fired, power plant with installed capacity of 1,515.6 megawatts located in the State of Sergipe in Brazil. The contract provides for the payment of a fixed sum for delivery by the contractor, which lays financial risk with the contractor. The scope of the work includes bringing the power plant to operational status. In November 2016, CELSE signed a long-term LNG sale and purchase agreement with Ocean LNG Limited for the supply of 1.3 million tons per annum of LNG to CELSE, on an Ex-Ship basis starting in 2020. Ocean LNG Limited is a joint venture company owned by an affiliate of Qatar Petroleum and an affiliate of ExxonMobil. CELSE will use the LNG to feed the Sergipe project. In addition, Golar Power has also recently increased its ownership in the Sergipe project from 25% to 50% by acquiring additional interests in CELSE (see note 1).

On October 21, 2016 we drew down an additional $50 million in connection with the GoFLNG Hilli facility entered into in September 2015. To date we have drawn down $250 million under this facility.

In November 2016, we declared a dividend of $0.05 per share in respect of the quarter ended September 30, 2016 to holders of record on December 14, 2016, which was paid on January 6, 2017.

On October 14, 2016, we entered into an agreement with Golar Partners to exchange all of the existing incentive distribution rights ("Old IDRs") for the issuance of (i) a new class of incentive distributions rights ("New IDRs"), an aggregate of 2,994,364 common units and 61,109 general partner units on the closing date of the exchange and; (ii) an aggregate of up to 748,592 additional common units and up to 15,278 general partner units ("Earn-Out Units"). The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the transaction. The number of Earn-Out Units that will be issued is dependent on the contributions made by Golar Partners for the quarters ending December 31, 2016 through to September 30, 2018. The new IDRs provide for distribution "splits" between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels before distributions are payable with respect to the New IDRs, including an increase of the minimum quarterly distributions from $0.3850 to $0.5775 per common unit, effective with respect to the distribution for the quarter ended December 31, 2016.

The following table compares the target distribution levels and distribution splits between the General Partner and the holders of common units under the Old IDRs and under the New IDRs:

	Old IDRs (Cancelled)				New IDRs
	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions			Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner	IDR Holders		Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7219
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7219 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

On November 18, 2016 we closed a registered offering of 7,475,000 shares of our common stock. This raised proceeds, net of the Underwriters discount and offering fees, of approximately $170 million.

In November 2016, our Board authorized the issuance of an aggregate of 1,499,650 options to purchase shares to all employees of the Company and its subsidiaries under the Company's existing share option scheme. The issued options have a strike price of $23.50 per share, which was consistent with the public sale price of the Company's common shares in the offering stated above. The strike price will be adjusted for each time the Company pays dividends. One third of recipients' allotted options will vest on November 15, 2017, the second third will vest one year later and the final third will vest on November 15, 2019. The option period is five years.

In November 2016 OneLNGSM and Ophir Holdings & Ventures Ltd., or Ophir, signed a shareholders' agreement to establish a joint operating company, or JOC, to develop a 2.6 trillion cubic feet gas concession offshore Equatorial Guinea. Pursuant to the terms of the Shareholders’ Agreement, OneLNG S.A. and Ophir will acquire 66.2% and 33.8%, respectively, of the shares in the JOC, and each party will have economic interests in the JOC generally consistent with their equity interests. The effectiveness of the Shareholders’ Agreement and the issuance of the shares is subject to certain conditions precedent, including agreement of final project terms and documentation, execution of documentation for approximately $1.2 billion of project debt financing with respect to the conversion of the Gandria to an FLNG, approval by the government of Equatorial Guinea, and final investment decision by each of OneLNG S.A. and Ophir. In connection with the formation of the JOC, we will contribute the Gandria for conversion to an FLNG and certain intellectual property and Ophir will contribute Ophir’s share of Equatorial Guinea’s Block R license, projected to be equivalent to approximately 2.2-2.5 million tons per annum of LNG over 15-20 years. As well as owning the Gandria FLNG and the Block R license, the JOC will facilitate the financing, construction, development and operation of both the upstream and midstream components of this integrated project, which is expected to cost $2 billion to reach first gas. First gas is expected to be produced from the gas concession during the first half of 2020. Control and management of the JOC will be jointly shared in accordance with the terms of the shareholders’ agreement.

In November 2016 we received a commitment from Citibank N.A. to finance up to $150.0 million of the amounts outstanding under the March 2017 maturing convertible bond through a new term loan credit facility. This facility should have a term of three years, an interest rate of LIBOR plus 3.95% and be secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The facility will be available for a single drawdown up to the maturity date of the convertible bond. The facility remains subject to execution of operative documents, customary for a facility of this nature.

20.    RESTATEMENT

Restatement of comparative period for the nine months ended September 30, 2015

As further described in note 35 to the consolidated financial statements in our recently filed annual report on form 20-F/A for the year ended December 31, 2015, as filed on November 10, 2016, we restated our consolidated financial statements to account for the various investments in Golar Partners since the deconsolidation date of December 13, 2012, as equity accounted for investments. The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity. Accordingly, the comparative for the nine month period ended September 30, 2015, has also been restated within these interim financial statements.
These interim financial statements should be read in conjunction with the company's restated audited financial statements for the year ended December 31, 2015 included in the Form 20-F/A.

GOLAR LNG LIMITED
RESTATEMENT IMPACT ON THE UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)	Nine months ended September 30,
	2015	Adjustment	2015
			Restated
Time and voyage charter revenues	70,009	—	70,009
Vessel and other management fee	9,671	—	9,671
Operating revenues	79,680	—	79,680

Vessel operating expenses	42,857	—	42,857
Voyage and charterhire expenses	57,515	—	57,515
Administrative expenses	23,505	—	23,505
Depreciation and amortization	54,191	—	54,191
Total operating expenses	178,068	—	178,068

Gain on disposals to Golar Partners	103,917	(378)	103,539
Impairment of vessel held-for-sale	(1,032)	—	(1,032)
Loss on disposal of vessel held-for-sale	(5,824)	—	(5,824)
Operating loss	(1,327)	(378)	(1,705)

Other non-operating income (loss)
Dividend income	11,409	(11,409)	—
Loss on sale of available-for-sale securities	(3,011)	3,011	—
Total other non-operating income (loss)	8,398	(8,398)	—

Financial income (expense)
Interest income	4,786	—	4,786
Interest expense	(51,622)	—	(51,622)
Other financial items, net	(91,561)	—	(91,561)
Net financial expense	(138,397)	—	(138,397)

Loss before taxes and equity in net earnings of affiliates	(131,326)	(8,776)	(140,102)
Income taxes	2,563	—	2,563
Equity in net earnings of affiliates	10,133	32,007	42,140

Net (loss) income	(118,630)	23,231	(95,399)
Net income attributable to non-controlling interests	(8,138)	—	(8,138)
Net (loss) income attributable to Golar LNG Ltd	(126,768)	23,231	(103,537)
Basic and diluted (loss) earnings per share ($)	(1.36)	0.25	(1.11)

Cash dividends declared and paid per share ($)	$1.35	$—	$1.35

GOLAR LNG LIMITED
RESTATEMENT IMPACT ON THE UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,
(in thousands of $)	2015	Adjustment	2015
			Restated

Net loss	(118,630)	23,231	(95,399)

Other comprehensive loss:
Net loss on qualifying cash flow hedging instruments	(706)	(3,271)	(3,977)
Net (loss) gain on investment in available-for-sale securities	(41,898)	41,898	—
Other comprehensive (loss) income (note 15)	(42,604)	38,627	(3,977)
Comprehensive (loss) income	(161,234)	61,858	(99,376)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(169,372)	61,858	(107,514)
Non-controlling interests	8,138	—	8,138
	(161,234)	61,858	(99,376)

GOLAR LNG LIMITED RESTATEMENT IMPACT ON THE UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Nine months ended September 30,
	2015	Adjustment	2015
(in thousands of $)			Restated

OPERATING ACTIVITIES
Net loss	(118,630)	23,231	(95,399)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	54,191	—	54,191
Amortization of deferred tax benefits on intra-group transfers	(2,616)	—	(2,616)
Amortization of deferred charges and guarantees, net	(2,454)	—	(2,454)
Gain on disposals to Golar Partners	(103,917)	378	(103,539)
Equity in net earnings of affiliates	(10,133)	(32,007)	(42,140)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(11,409)	11,409	—
Dividends received	39,474	—	39,474
Drydocking expenditure	(10,405)	—	(10,405)
Stock-based compensation	3,611	—	3,611
Loss on disposal of available-for-sale securities	3,011	(3,011)	—
Loss on sale of vessel	5,824	—	5,824
Impairment of vessel held-for-sale	1,032	—	1,032
Net foreign exchange gain	1,883	—	1,883
Impairment of loan receivable	15,010	—	15,010
Change in assets and liabilities, net of effects from the sale of the Golar Eskimo:
Trade accounts receivable	(2,845)	—	(2,845)
Inventories	1,831	—	1,831
Prepaid expenses, accrued income and other assets	(1,869)	—	(1,869)
Amounts due from/to related companies	(9,540)	—	(9,540)
Trade accounts payable	(2,410)	—	(2,410)
Accrued expenses and deferred income	17,222	—	17,222
Other liabilities	41,575	—	41,575
Net cash used in operating activities	(91,564)	—	(91,564)

GOLAR LNG LIMITED RESTATEMENT IMPACT ON THE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Nine months ended September 30,
	2015	Adjustment	2015
(in thousands of $)			Restated

INVESTING ACTIVITIES
Additions to vessels and equipment	(3,633)	—	(3,633)
Additions to newbuildings	(405,331)	—	(405,331)
Additions to assets under development	(80,985)	—	(80,985)
Acquisition of LNG Abuja	(20,000)	—	(20,000)
Repayment of short-term loan granted to third party	400	—	400
Loans granted (including related parties)	(1,000)	—	(1,000)
Repayment of short-term loan granted to Golar Partners	20,000	—	20,000
Additions to investment in affiliates	(5,023)	—	(5,023)
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted)	126,872	—	126,872
Proceeds from disposal of fixed assets	18,987	—	18,987
Proceeds from disposal of high yield bond in Golar Partners	—		—
Investment in subsidiary, net of cash acquired	(16)	—	(16)
Proceeds from disposal of investments in affiliates	207,428	—	207,428
Restricted cash and short-term receivables	(843)	—	(843)
Net cash used in investing activities	(143,144)	—	(143,144)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	570,077	—	570,077
Repayments of short-term and long-term debt (including related parties)	(138,299)	—	(138,299)
Financing costs paid	(11,290)	—	(11,290)
Cash dividends paid	(121,359)	—	(121,359)
Restricted cash and short-term receivables	(33,012)	—	(33,012)
Proceeds from exercise of share options	23	—	23
Net cash provided by financing activities	266,140	—	266,140
Net increase in cash and cash equivalents	31,432	—	31,432
Cash and cash equivalents at beginning of period	191,410	—	191,410
Cash and cash equivalents at end of period	222,842	—	222,842

GOLAR LNG LIMITED
RESTATEMENT IMPACT ON THE UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income			Accumulated Retained Earnings			Total before Non- controlling Interest (Restated)	Non-controlling Interest	Total Equity (Restated)
					2015	Adjustment	Restated	2015	Adjustment	Restated
Balance at December 31, 2014	93,415	—	1,307,087	200,000	5,171	(11,750)	(6,579)	675,179	(33,335)	641,844	2,235,767	1,655	2,237,422

Net income (1)(2)	—	—	—	—	—	—	—	(126,768)	23,231	(103,537)	(103,537)	8,138	(95,399)
Dividends	—	—	—	—	—	—	—	(121,359)	—	(121,359)	(121,359)	—	(121,359)
Exercise of share options	8	—	15	—	—	—	—	—	—	—	23	—	23
Grant of share options	—	—	4,891	—	—	—	—	—	—	—	4,891	—	4,891
Forfeiture of share options	—	—	(1,735)	—	—	—	—	—	—	—	(1,735)	—	(1,735)
Cancellation of share options	—	—	787	—	—	—	—	—	—	—	787	—	787
Transfer of additional paid in capital	—	—	6,003	—	(4,425)	—	(4,425)	—	—	—	1,578		1,578
Other comprehensive loss (2)	—	—	—	—	(42,604)	38,627	(3,977)	—	—	—	(3,977)	—	(3,977)

Balance at September 30, 2015	93,423	—	1,317,048	200,000	(41,858)	26,877	(14,981)	427,052	(10,104)	416,948	2,012,438	9,793	2,022,231